Exhibit 99.(m)(9)

MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS

SHAREHOLDER SERVICE PLAN

(SELECT CLASS)

March 31, 2016

WHEREAS, Morgan Stanley Institutional Liquidity Funds (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust has separate series or Portfolios, each of which is a separate pool of assets with its own investment policies (the “Portfolios”) and each Portfolio investing in money market instruments may be divided into multiple separate classes including: Institutional Class, Investor Class, Service Class, Administrative Class, Advisory Class, Participant Class, Cash Management Class and Select Class; and

WHEREAS, the Trust, on behalf of the Select Class of each Portfolio that offers such shares, desires to adopt a Shareholder Service Plan and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Shareholder Service Plan will benefit the Portfolio and its shareholders; and

WHEREAS, institutions (“Service Organizations”) may: (i) act directly or indirectly as nominees and recordholders of shares of the Select Class for their respective customers who are or may become beneficial owners of such shares (the “Customers”); (ii) provide services to other Service Organizations intended to facilitate or improve a Service Organization’s services to its Customers with respect to the Portfolios; and/or (iii) perform certain shareholder administration and shareholder liaison services with respect to Customers pursuant to Agreements between the Trust, on behalf of the Select Class of each Portfolio that offers such shares, and such Service Organizations (the “Agreements”).

NOW THEREFORE, the Trust, on behalf of the Select Class of each applicable Portfolio, hereby adopts this Shareholder Service Plan (the “Plan”) on the following terms and conditions:

1.              The Trust, on behalf of the Select Class of each applicable Portfolio, is authorized to pay Morgan Stanley Distribution, Inc., the Trust’s distributor, to compensate each Service Organization the monthly or quarterly service fee specified in the Agreement with such Service Organization for shareholder services specified in such Agreement. The fee paid for such services during any one year shall not exceed 0.25% of the average daily net asset value of the shares of the Select Class for such Portfolio, which are owned beneficially by the Customers of such Service Organization during such period. Such fees will be assessed as specified below.

2.              An initial 0.10% of the average daily net assets of the Select Class shares will be assessed for making available the following services: (a) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Select Class shares; (b) receiving and transmitting funds representing the purchase price or redemption proceeds of Select Class shares; (c) forwarding shareholder communications such as prospectus updates, proxies and shareholder reports; (d) acting, or arranging for another party to act, as recordholder and nominee of all Select Class shares beneficially owned by Customers; (e) providing sub-accounting with respect to Select Class shares of a Portfolio beneficially owned by Customers or the information necessary for sub-accounting, including establishing and maintaining individual accounts and records with respect to Select Class shares owned by each Customer; (f) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Select Class shares; (g) providing periodic statements to each Customer showing account balances and transactions during the relevant period; and (h) processing dividend payments. An additional 0.05% of the average daily net assets of the Select Class shares will be assessed for making available the following shareholder administration services: (i) receiving, tabulating and transmitting proxies; (j) responding to Customer inquiries relating to the Select Class shares or the services; and/or (k) providing sweep services which may include: (i) providing the necessary computer hardware and software which links the service organization DDA system to an account management system; (ii) providing software that aggregates the Customers orders and establishes an order to purchase or redeem shares of a Portfolio based on established target levels for the Customer’s demand deposit accounts; (iii) providing periodic statements showing a Customer’s account balance and, to the extent practicable, integrating such information with other Customer transactions otherwise effected through or with the service organization; and (iv) furnishing (either separately or on an integrated basis with other reports sent to a Customer by the service organization) monthly and year-end statements and confirmations of purchases, exchanges and redemptions. An additional 0.10% of the average daily net assets of the Select Class shares will be assessed for making available some or all the following shareholder services: (l) providing facilities to answer inquiries and requests for literature, and respond to correspondence with Customers and other investors about the status of their accounts or about other aspects of the Trust or the applicable Portfolio; (m) acting as liaison between Customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems; (n) assisting Customers in completing application forms, selecting dividend and other account options and opening custody accounts with the service organization; and (o) displaying and making prospectuses available to existing shareholders on the service organization’s premises. No Portfolio or class may compensate a Service Organization for services provided with respect to another Portfolio or class.

3.              This Plan may be terminated with respect to the Select Class of any Portfolio at any time by the vote of a majority of those Trustees of the Trust who are not “interested persons” of the Trust, or by vote of a majority of the outstanding voting securities of the Select Class of the Portfolio.

4.              This Plan may not be amended unless approved by a majority of the Trustees of the Trust who are not “interested persons” of the Trust.

5.              The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of the Plan, the first two years in an easily accessible place.

6.              This Plan only relates to the Select Class of each applicable Portfolio and the fee determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Portfolio attributable to its Select Class shares. The obligations of the Trust and the Portfolios hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Select Class shares shall be bound. No Portfolio of the Trust shall be responsible for the obligations of any other Portfolio of the Trust.

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IN WITNESS WHEREOF, the Trust, on behalf of the Select Class of each applicable Portfolio, has executed this Shareholder Service Plan as of the day and year first written above.

MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS (on behalf of the Select Class of each applicable Portfolio)

By:	/s/ John H. Gernon
Name: John H. Gernon
Title: President and Principal Executive Officer